

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2014

Declan James Harkin
Director
Georgia Worldwide PLC
11 Old Jewry, 6th Floor
London EC2R 8DU
United Kingdom

> **Re:** **Georgia Worldwide PLC**
> **Registration Statement on Form F-4**
> **Filed October 1, 2014**
> **File No. 333-199096**

Dear Mr. Harkin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of the "board books" and any other materials provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors.

2. Please tell us what consideration you gave to the applicability of Exchange Act Rule 13e-3 to this transaction and provide us a brief analysis in your response. Please refer to Going Private Transactions, Compliance and Disclosure Interpretations, Question 201.05, available on our website, at www.sec.gov.

Questions and Answers, page 1

3. Please add a question and answer to briefly describe and quantify the interests that certain directors and officers of IGT and GTECH have that differ from other shareholders or include a cross-reference to where such interests are described.

Summary, page 15

Pre-Transaction Structure, page 17

4. Please revise to show the ownership percentages throughout the diagrams. Please revise similarly on page 184.

The Support and Voting Agreements, page 34

5. Please disclose here the vote needed for GTECH shareholders to approve the transactions contemplated by the Merger Agreement.

Risk Factors, page 37

The combined company may not realize the cost savings, page 43

6. Please revise to describe, in quantitative terms if available, the "synergies, cost savings or sales or growth opportunities that the combined company expects."

"A significant portion of GTECH's total consolidated revenues is derived …", page 54

7. Given the near-term expiration of individually significant Italian concession contracts, please revise your disclosure here to indicate whether these are renewable, the likelihood of such renewal, and a discussion of any material barriers to renewal.

Forward-Looking Statements, page 73

8. We note your reference to the Private Securities Litigation Reform Act. Please clarify that its safe harbors regarding forward-looking statements do not apply to this prospectus or advise why you think it does, given Holdco is a newly formed company.

The Mergers, page 80

Background of the Mergers, page 83

9. Please revise to disclose the various proposed terms of the merger throughout the negotiation process, providing quantitative information where available. In this regard we note proposed terms discussed on August 19, August 22, and August 27, 2013.

10. We note the reference to strategic alternatives including "a return of capital through share buybacks, special dividends or other means, strategic alternatives regarding IGT's interactive business" on page 84. Please revise to clarify why these were not pursued. We note similar disclosure on pages 85, 86, 87, and 90. To the extent other strategic alternatives were considered, please revise this section to discuss briefly the types of strategic alternatives considered and for what reason those alternatives were not pursued or the degree to which they were pursued.

11. Please revise the second to last paragraph on page 87 to state whether Company F proposed an offer price at that time.

12. Please revise the discussion to disclose the preliminary valuations by Morgan Stanley, on a price per share basis if available or advise. We note reference to such preliminary valuations on pages 88 and 89.

13. Please revise the paragraph on page 93 to disclose in quantitative terms "the range of value that management would recommend to the IGT board."

14. We note the disclosure in the paragraph on the top of page 95. Please expand the disclosure to address why the IGT board decided to not initiate further contact with the other bidders if the GTECH consideration was to be $18.25 a share.

Opinion of Credit Suisse as Financial Advisor to GTECH, page 100

IGT Financial Analyses, page 102

IGT Comparable Trading Multiples Analysis, page 103

15. Please further describe how Credit Suisse selected these companies. In addition please disclose any companies Credit Suisse excluded from its analysis and explain why they were excluded. This comment also applies to the GTECH Comparable Trading Multiples Analysis on page 104.

Pro Forma Financial Analyses, page 105

Potential Synergies, page 105

16. Please revise to disclose the results of this analysis.

Reasons for the Mergers and Recommendation of the IGT Board, page 107

17. Please revise the discussion of factors supporting IGT's Board's decision to further explain how the factors support that decision. In doing so please:

- Revise the first bullet point on page 107 to describe the "trends" in IGT's industry and how they supported the decision;
- Revise the third bullet point on page 107 to explain "management's views of the relative attainability of such projections" and how they supported the decision;
- Revise the sixth bullet point on page 108 to state how the "potential shareholder value that might result from other alternatives available to IGT" supported the decision;
- Revise the tenth bullet point on page 108 to explain why the "absence of dissenters' appraisal rights" supported the decision; and
- Revise the last bullet point on page 108 to explain how IGT's senior management having interests in the transactions that are different from, or in addition to, those of IGT's shareholders generally supported the decision.

18. We note that the tax treatment of the transaction is listed both as a reason supporting the decision and as a potentially negative factor. Please reconcile the fifth bullet point on page 109 and the first potentially negative factor on page 109 to more clearly explain how this can be the case.

19. In the fourth potentially negative factor on page 109 please revise to disclose the "risks described in GTECH's public disclosure documents" or provide a cross-reference to where these can be located in the prospectus.

Opinion of Morgan Stanley as Financial Advisor to IGT, page 110

20. Please revise to state any limitations that IGT placed on the scope of Morgan Stanley's analysis and opinion. This comment also applies to the analysis and opinion of Credit Suisse.

21. We note that financial projections of GTECH were used by Morgan Stanley in their analysis. Please revise to disclose the financial projections used.

Comparable Company Analysis, page 113

22. Please disclose whether Morgan Stanley excluded any publicly traded gaming equipment suppliers from its analysis and explain why they were excluded.

23. We note the statement on page 115 that Morgan Stanley "used Scientific Games as the primary publicly traded company for purposes of its comparison" to GTECH. Please revise to explain why Morgan Stanley only chose Scientific Games for this comparison. In addition please disclose why Morgan Stanley excluded any other comparable companies.

IGT Premiums Paid Analysis, page 116

24. Please refer to the second sentence of the first paragraph. Please revise to explain why stock-only transactions were excluded from this analysis.

25. We note that Morgan Stanley included transactions announced between January 1, 2009 and May 8, 2014. With a view to revised disclosure please tell us whether the global financial crisis may have impacted the premiums paid toward the beginning of this period.

General, page 117

26. We note the statement on page 118 that "[i]n the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and financing services to IGT and has received fees in connection with such services." Please revise to disclose the amount of these fees, other than the $27 million fee in conjunction with this transaction, or expand to briefly explain such services over the past 2 years.

Litigation Related to the Mergers, page 129

27. Please provide us with copies of the complaints for the shareholder litigation action discussed in this section.

Material United States Federal Income Tax Considerations, page 130

28. Here or elsewhere, include discussion of any applicable treaties. Additionally, please revise your discussion under "Information Reporting and Backup Withholding, page 136," to include discussion of any applicable requirements of the Hiring Incentives to Restore Employment Act of 2010.

Corporate Governance Matters, page 167

29. Please revise to state whether you will have employment agreements. In addition please file any employment agreements or "form of" agreements if not yet executed, if they are required to be filed in the home country or are otherwise publicly disclosed.

Conditions to the Mergers, page 169

30. Please clarify which conditions can be waived and by which party to the merger.

Business of Holdco and Certain Information About Holdco, page 184

Information About Holdco Following the Combination, page 184

Reliable Commercial Services Provider, page 186

31. We note the statement that "Holdco plans on expanding commercial services into new markets where there is an opportunity to sell commercial services to existing lottery customers utilizing existing systems." Please revise to explain in further detail what plans you have in this regard, if known.

Beneficiary of Key Market Trends, page 187

32. Please revise to further explain the government stimulated growth.

Business of Gtech and Certain Information about Gtech, page 207

Recent Acquisitions and Divestitures, page 208

33. Please revise to explain the meaning of "video lottery communication network" on page 208.

34. Please revise on page 208 to explain the business operations of Totobit Informatica Sistemi S.r.l.

Products and Services, page 209

Trading Services, page 211

35. Please revise to explain what you mean by "trading." Please also revise on page 215 to define "toto betting."

Beneficial Ownership of Certain Shareholders and Management, page 257

36. Please state the number of record holders in the United States and the corresponding percentage of your outstanding stock currently held in the United States.

Unaudited Interim Condensed Consolidated Financial Statements, page F-1

Note 9 – Intangible Assets, net, page F-20

37. We note from your discussion on page F-21 that the impairment recovery in June 2014 resulted from the revised estimation of the future profitability of an existing customer contract due to changes in the terms and conditions of such contract. Please tell us the

material terms and conditions that changed and the facts and circumstances leading up to the renegotiation. Further, please tell us the original expiration date of such contract.

Audited Annual Condensed Consolidated Financial Statements, page F-64

10. Impairment testing of goodwill and intangibles with indefinite lives, page F-112

38. Please revise the identification of the Americas and International segment in the 2012 table here and on page F-115 for consistency with the rest of the document, or tell us why the nomenclature is correct.

Signatures, page II-3

39. Please revise the second half of the signature block so that it is signed by the principal executive officer, principal financial officer, and controller or principal accounting officer.

Exhibit Index, page II-4

40. Please file all material agreements pursuant to Item 601 of Regulation S-K. GTECH appears to be party to many agreements including concession or operator contracts, lottery management services contracts, facilities management contracts, product sales contracts, consortium agreements, the bridge facility, the GTECH revolving credit facility, and the GTECH credit facility. Alternatively, explain to us why you believe these agreements are not material to you.

Exhibit 8.2

41. We note the statement in the third paragraph that the prospectus discussion "summarizes Italian law" and "is accurate in all material respects and fairly reflects Italian law." It appears you are using a short form opinion, and, as such, the exhibit 8 short-form opinion and the tax disclosure in the prospectus both must clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of counsel. Please revise as such or advise. Please refer to Section III.B.2 of Staff Legal Bulletin, No. 19, available at our website at www.sec.gov.

42. Please have counsel revise to also consent to the prospectus discussion of its opinion.

Exhibit 99.3, Consent of Credit Suisse

43. We note the statement that "our opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose." Please delete this limitation, as it is inconsistent with the disclosure relating to the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Benjamin M. Roth, Esq.
        Wachtell, Lipton, Rosen & Katz